

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 3, 2009

Mr. Michael B. Cranfill
Chief Executive Officer
Shimoda Marketing, Inc.
116 West McLeroy Blvd.
Saginaw, Texas 76179

      Re: Shimoda Marketing, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Form 10-Q for the Fiscal Quarter Ended June 30, 2009
              File No. 000-53378

Dear Mr. Cranfill:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

                         Sincerely,

                         John Cash
                         Accounting Branch Chief